2525 West End Avenue, Suite 950
Nashville, Tennessee 37203

January 6, 2021

VIA EDGAR

Mr. Chris Edwards
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

    Re:    Cumberland Pharmaceuticals, Inc.
        Registration Statement on Form S-3
        File Number 333-251308
        Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cumberland Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the registration statement on Form S-3 (File No. 333-251308) to 4:00 p.m., Eastern Time, on January 8, 2021 or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

•should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Tonya Mitchem Grindon, of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, at (615) 726-5607, if you have any questions concerning this request.

Very truly yours,

Cumberland Pharmaceuticals, Inc.

By:	/s/ A.J. Kazimi
Name:	A.J. Kazimi
Title:	Chairman of the Board and Chief Executive Officer